Mail Stop 6010


      January 24, 2006


Sir Christopher O`Donnell
Chief Executive
Smith & Nephew plc
15 Adam Street
London WC2N 6LA

      Re:	Smith & Nephew plc
Form 20-F for the Year Ended December 31, 2004
Form 20-F/A for the Year Ended December 31, 2004
		File No. 001-14978

Dear Sir O`Donnell:

      We have reviewed your Form 20-F/A and your response dated October 5, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F/A for the Year Ended December 31, 2004

Management`s Discussion and Analysis, page 32 - 2004 Year

1. We have reviewed your response to our prior comment 1. The revisions made in the MD&A section of your amended 2004 Form 20-F to explain the significant changes in your consolidated results of operations appears to continue to focus on discussing the "underlying" changes in statements of operations line items, i.e., changes exclusive of foreign currency fluctuation effects. However, we believe that your revised disclosure still does not adequately explain the underlying changes disclosed. Avoid just listing causes for an increase/decrease in a particular line item on your income statement. Revise your disclosure in future filings to clearly explain the drivers of the underlying changes. For example, you have disclosed on page 34 that underlying Orthopaedics sales growth was 17%. We note that sales pricing in the U.S. increased by 3%; however, the other explanations that you have provided such as "strong market conditions", "expansion of sales forces" and "introduction of minimal incision surgery procedures" are vague and do not quantify to the reader the impact of each on period sales. If you have initiated actions to increase revenue or cut costs such as expanding your sales force or restructuring operations, tell the reader specifically what you did, why you initiated the course of action, and your expectation of its results. Please describe in sufficient detail in your future filings, if applicable, the procedures that you implemented to realize "cost and efficiency savings" and "manufacturing efficiencies and expense control." This level of detail should apply throughout your discussion of your results of operations. We continue to refer you to the guidance in
Item 303 of Regulation S-K and our interpretive release titled, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."
2. In future filings, your MD&A should include a detailed discussion, by income statement line item, of your consolidated results. To the extent management believes a discussion of segment information is appropriate to an understanding of the business, this narrative should follow your discussion of your overall consolidated results.
Refer to the guidance in Section 501.06 of the Financial Reporting
Releases.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3327 if you have questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief
Accountant, at (202) 551-3671.


      Sincerely,


      Michele Gohlke
      Branch Chief
??

??

??

??

Sir Christopher O'Donnell
Smith & Nephew plc
January 24, 2006
Page 1